UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 59411 / February 17, 2009

Admin. Proc. File No. 3-13184

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                                                                    :
In the Matter of   :
                                                                    :
MEDITECNIC, INC. (f/k/a VIKING   :
    BROADCASTING CORP.)   :
                                                                    :
_____ :

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Meditecnic, Inc. (f/k/a Viking Broadcasting Corp.),
and the Commission has not chosen to review the decision as to it on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to Meditecnic, Inc. The order contained in that decision
is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the
Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the registration of the
registered securities of Meditecnic, Inc. (f/k/a Viking Broadcasting Corp), is revoked.

        For the Commission by the Office of the General Counsel, pursuant to delegated
authority.

                                                Elizabeth M. Murphy
                                                Secretary

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1/   17 C.F.R. § 201.360(d).

2/   Meditecnic, Inc. (f/k/a Viking Broadcasting Corp.), Initial Decision Rel. No. 368 (Jan.16,
        2009), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO. 368
ADMINISTRATIVE PROCEEDING
File No. 3-13184

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
CALIFORNIA SERVICE STATIONS, INC.,	:	INITIAL DECISION AS TO
COZUMEL CORP.,	:	MEDITECNIC, INC. (f/k/a VIKING
JENSON INTERNATIONAL, INC.,	:	BROADCASTING CORP.) [1]
MEDITECNIC, INC. (f/k/a VIKING	:	January 16, 2009
BROADCASTING CORP.), and	:	
SPACE LAUNCHES FINANCING, INC.	:	

APPEARANCES: Neil J. Welch, Jr., David S. Frye, and Stephen L. Cohen for the Division of Enforcement, Securities and Exchange Commission

Jehu Hand for Respondent Meditecnic, Inc. (f/k/a Viking Broadcasting Corp.)

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Meditecnic, Inc. (f/k/a Viking Broadcasting Corp.) (Meditecnic). The revocation is based on Meditecnic's failure to file required periodic reports with the Securities and Exchange Commission (Commission). Although Meditecnic has been working to return to compliance, and has filed past-due and current periodic reports, its filings are materially deficient.

[1] The proceeding has ended as to the remaining captioned Respondents. Calif. Serv. Stations, Inc., Exchange Act Release Nos. 58946 (Nov. 14, 2008), 58843 (Oct. 24, 2008), 58786 (A.L.J. Oct. 15, 2008).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on September 11, 2008. At an October 14, 2008, prehearing conference, the parties requested leave to file motions for summary disposition and consented to an initial decision based on the pleadings. Leave was granted, pursuant to 17 C.F.R. § 201.250(a); the motions for summary disposition were due on November 13, 2008, and oppositions were due on November 20, 2008. Calif. Serv. Stations, Inc., Admin. Proc. No. 3-13184 (A.L.J. Oct. 15, 2008) (unpublished). The parties timely filed their motions for summary disposition on November 13, 2008, and the Division of Enforcement (Division) filed its opposition on November 20, 2008. Meditecnic did not file an opposition.

This Initial Decision is based on the parties' November 13 and 20, 2008, filings, Meditecnic's Answer to the OIP, and the Commission's public official records concerning Meditecnic, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Meditecnic's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Meditecnic securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Meditecnic repeatedly failed to file required annual and quarterly reports. The Division requests that the registration of Meditecnic securities be revoked. The Division acknowledges that Meditecnic has made past due filings but argues, with the support of the Commission's Division of Corporation Finance (CorpFin), that the filings are incomplete and materially deficient. Meditecnic states that it has become current and that it is capable of future compliance. It states that its common stock (its registered security) is not currently trading and has not traded for more than two years. It states that if Commission staff believes that any of its filings are materially deficient, it can, as with any other filer, provide comments on the reports, and, if Meditecnic applies to trade its stock on the OTC Bulletin Board, the company will be required to furnish copies of any open comment letters such that the investing public will receive adequate disclosure before the commencement of trading. Thus, Meditecnic argues, it is in the public interest to dismiss the proceeding. Finally, it states that, if its registration is revoked or suspended, it will file a new registration statement on Form 10, using the information that it has compiled in its efforts to become current.

C. Exhibits Admitted into Evidence

The following items included in the Division's Motion for Summary Disposition, at Declaration of Neil J. Welch, Jr., Exhibits 1 through 5, Declaration of Chauncey L. Martin, and Declaration of Michael K. Ferraro, are admitted as Division Exhibits 1 through 5:

List of Meditecnic filings in the Commission's public official records, the EDGAR database (EDGAR), as of November 12, 2008 (Div. Ex. 1);

April 20, 2004, letter from CorpFin to Pierre Chamay, President, Meditecnic (Div. Ex. 2);

April 30, 2004, letter from Dempsey Mork to CorpFin (Div. Ex. 3);

Declaration of Chauncey L. Martin (Div. Ex. 4); and

Declaration of Michael K. Ferraro (Div. Ex. 5).

II. FINDINGS OF FACT

Meditecnic (CIK No. 1058549)[2] is a Nevada corporation, located in Geneva, Switzerland, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The Commission's public official records show that, at the time the OIP was issued, Meditecnic was delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 2004. Answer at 1. The Commission's public official records show a previous period of delinquency lasting from 2002 to 2004. Div. Ex. 1 at 2. Since filing its registration statement in March 1998, Meditecnic was required to file approximately forty-three periodic reports. The Commission's public official records contained in EDGAR show that, of those forty-three reports, Meditecnic has been untimely, or failed to file the required reports at all, in approximately thirty-nine instances, and that it filed notices of its inability to timely file reports on only two occasions.

An April 20, 2004, delinquency letter from CorpFin to Meditecnic apprised the company that it must comply with the Exchange Act's reporting requirements or face revocation of the registration of its registered securities. Div. Ex. 2. On April 30, 2004, Dempsey Mork responded to the delinquency letter stating, "I have been engaged by Meditecnic to get the company back into compliance," and "I expect to have the audits complete and all filings up to date within the

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[2] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

next 21 days." Div. Ex. 3. No further filings or correspondence were received until the initiation of this proceeding.

During this proceeding Meditecnic began filing past-due reports, and completed filing past-due reports on December 12, 2008. As noted above, the Division and CorpFin maintain that these filings are materially deficient. The following deficiencies are present as of the date of this Initial Decision:

1. Ten reports beginning with the Meditecnic's September 31, 2002, Form 10-QSB and concluding with Meditecnic's December 31, 2004, Form 10-KSB do not comport with Sarbanes-Oxley Section 302, 15 U.S.C. § 7241, as adopted in Exchange Act Rule 13a-14, 17 C.F.R. § 240.13a-14. That Section, and the rule promulgated thereunder, requires that an issuer's officers sign a statement certifying that they have reviewed the report, that the report is a true and accurate reflection of the issuer's financial condition, that the officers have developed reviewed the issuer's internal reporting controls, and that the officers have reported any deficiencies in the internal reporting controls to the issuer's auditors and audit committee. Div. Ex. 4 at 2-3; see 15 U.S.C. § 7241.

2. Forms 10-KSB for the fiscal years ended 2002 and 2004 do not present a cumulative amounts column on its Income Statement. The column is a requirement for development stage companies, a status which Meditecnic claims. Div. Ex. 4 at 5.

3. Form 10-KSB for the fiscal year ended 2004 does not present a cumulative amounts column on its Statement of Cash Flows, another requirement of a development stage company. Div. Ex. 4 at 5.

4. The independent auditor's report from the Form 10-KSB for the fiscal year ended 2003 states that the independent auditor's report covers fiscal years 2000 and 2001, while the financial information present purports to cover fiscal years 2002 and 2003. Div. Ex. 4 at 5.

5. The Form 10-QSB balance sheet from the quarter ended March 31, 2003, does not agree with the balance sheet for the Form 10-KSB from the period ended December 31, 2002. Div. Ex. 4 at 5-6.

6. Forms 10-KSB for the fiscal years ended 2000 and 2001 identify as officers and directors individuals who did not hold those positions. Div. Ex. 5 at 3-4.

7. None of the Forms 10-KSB for the fiscal years ended 2000-05 provide any meaningful discussion and analysis by management of significant issues that affected Meditecnic during each fiscal year. The passages are basically uniform. Div. Ex. 5 at 2-3, 6. The Forms 10-KSB for those years shed little or no light on the issuer's revenues, or lack thereof, in violation of Item 303 of Regulation S-B. Div Ex. 5 at 7-9.

Meditecnic stated in its summary disposition brief that it was aware of the deficiencies stated by CorpFin and outlined above, and that it was willing to amend the reports as requested. Initial Br. of Meditecnic at 2-3. However, as of this date, it has not done so.

Meditecnic states that the primary hurdle to its compliance with the reporting requirements is finding an auditor registered with the Public Company Accounting Oversight Board who will travel to Switzerland on a basis that is cost-effective for a company as small as it. Answer at 3. It also states that it prepares an audit of its financial statements on an annual basis in compliance with Swiss law, and that its financial officer is capable of meeting reporting requirements going forward. Answer at 3. Meditecnic also asserts that it is not a shell company, evidenced by its possession of tangible assets, and that suspension or revocation of its registration will adversely impact its ability to attract outside capital. Answer at 3-4.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. By failing to file the required reports, Meditecnic violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Meditecnic's securities be revoked,[4] while Meditecnic requests that the proceeding be dismissed.

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id., 88 SEC Docket at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary
> tool which Congress has fashioned for the protection of investors from negligent,

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[4] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004).

Meditecnic's violations were recurrent in that it failed to file timely periodic reports for more than ten years. Concerning culpability, the record does not show scienter,[5] but rather a failure to obtain and devote sufficient resources to enable the company to file required reports. From the time it filed its registration statement until the initiation of this proceeding, Meditecnic flouted the Exchange Act's reporting requirements. It ignored CorpFin's warning letter sent in 2004. Additionally, Meditecnic's efforts to remedy its past violations and ensure future compliance have not yet borne fruit in the form of complete past-due and current periodic reports. As described above, many material errors are present in Meditecnic's catch-up effort. Its violations will continue unless and until Meditecnic files accurate amended reports. Finally, the fact that the company has no revenue bodes ill for its future compliance; without a revenue source to fund the expenses of auditing or reviewing its financial statements and filing periodic reports in the future, compliance is unlikely. Indeed, the company admitted that cost is the primary reason for its violations of the reporting requirements.

In sum, to whatever extent Meditecnic has made efforts toward remedying its past violations and ensuring future compliance, the investing public still does not have access to complete past and current audited financial information, the filings do not comply with important provisions of the Sarbanes-Oxley Act, and the date when these deficiencies will be cured cannot be predicted. Thus, neither dismissal of the proceeding, as requested by Meditecnic, nor a suspension of registration for a period of twelve months or less is an appropriate disposition.[6] Rather, revocation of the registration of Meditecnic's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Meditecnic, Inc. (f/k/a Viking Broadcasting Corp.), IS REVOKED.

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[5] Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

[6] Compare e-Smart Techs., Inc., 57 S.E.C. 964 (2004), e-Smart, 84 SEC Docket 2979 (A.L.J. Feb. 3, 2005). In that case, the Commission stated that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. e-Smart, 57 S.E.C. at 970. In the instant case, the filings are materially deficient, so that the investing public still does not have access to accurate financial information about the issuer.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge